Exhibit (a)(5)(C)

EFiled: Nov 19 2014 09:46AM EST
Transaction ID 56357784
Case No. 10345-CB

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

AVA BALL, Individually and On Behalf of All Others Similarly Situated,	) ) )
)
Plaintiff,	)
v.	)	C.A. No. 10345-CB
)

SAPIENT CORPORATION, ALAN J. HERRICK, JERRY GREENBERG, JIM BENSON, SILVA LAGNADO, J. STUART MOORE, ROB L. ROSEN, EVA M. SAGE-GAVIN, ASHOK SHAH, VIJAY SINGAL, CURTIS R. WELLING, PUBLICIS GROUPE S.A., and 1926 MERGER SUB INC.,

) ) ) ) ) ) ) ) )
Defendants.	)

VERIFIED AMENDED CLASS ACTION COMPLAINT
FOR BREACH OF FIDUCIARY DUTIES

Plaintiff Ava Ball (“Plaintiff”), on behalf of herself and all others similarly situated, by and through the undersigned counsel, alleges the following upon information and belief, including the investigation of counsel and review of publicly-available information, except as to those allegations pertaining to Plaintiff, which are alleged upon personal knowledge:

SUMMARY OF THE ACTION

1.                                      This is a stockholder class action brought by Plaintiff on behalf of herself and all other similarly situated public stockholders of Sapient Corporation

(“Sapient” or the “Company”) against the members of the Company’s Board of Directors (the “Board” or the “Individual Defendants”) for their breaches of fiduciary duties, and against Sapient, Publicis Groupe S.A. (“Publicis”), and 1926 Merger Sub Inc. (“Merger Sub”) for aiding and abetting such breaches of fiduciary duties.

2.                                      Headquartered in Boston, Massachusetts, Sapient is a global marketing and consulting company that provides business, marketing, and technology services to a wide range of industries and clients worldwide.

3.                                      On November 3, 2014, the Company and Publicis announced an agreement under which Publicis, through Merger Sub, will commence a tender offer (the “Tender Offer”) to acquire all of the outstanding shares of Sapient common stock for $25.00 per share in cash (the “Proposed Transaction”). The Proposed Transaction is valued at an estimated $3.7 billion and expected to close during the first quarter of 2015. The Board has breached its fiduciary duties by agreeing to the Proposed Transaction for inadequate consideration. As described in more detail below, given Sapient’s recent acquisitions and future growth prospects, the consideration that stockholders will receive is inadequate and undervalues the Company.

4.                                      The Proposed Transaction was the result of a wholly inadequate sales process. Defendant Alan J. Herrick (“Herrick”) knew from early on in negotiations that Publicis was interested in retaining key members of Sapient’s management team. Knowing that Publicis would offer post-transaction employment to himself and other insiders, Herrick focused on executing a transaction with Publicis, his preferred bidder. Indeed, Herrick and the Board ignored overtures from another company that repeatedly expressed an interest in pursuing a transaction with Sapient. Rather than creating a competitive bidding process, Herrick and the Board rushed into the Proposed Transaction to secure benefits for himself and other insiders at the expense of Sapient’s public stockholders.

5.                                      Defendants have exacerbated their breaches of fiduciary duties by agreeing to lock up the Proposed Transaction with unreasonable deal protection devices that prevent other bidders from making a successful competing offer for the Company. Specifically, pursuant to the Agreement and Plan of Merger dated November 1, 2014 (“Merger Agreement”), the Board agreed to: (i) a strict no-solicitation provision that prohibits the Company from soliciting other potential acquirers or from continuing ongoing discussions with potential acquirers; (ii) a provision that gives Publicis four business days to match any competing proposal if one is made; and (iii) a provision that requires the Company to pay Publicis a $125 million termination fee. Additionally, certain directors of Sapient, who hold approximately 18% of Sapient’s outstanding shares, entered into Tender and

Support Agreements and agreed to tender their shares into the Tender Offer. Collectively, these provisions unreasonably inhibit the Board’s ability to investigate and pursue superior proposals or alternatives, including the sale of all or a part of the Company.

6.                                      Furthermore, the Company filed a Schedule 14D-9 Recommendation Statement with the United States Securities and Exchange Commission (“SEC”) on November 12, 2014 (the “Recommendation Statement”). The Recommendation Statement fails to provide Sapient stockholders with material information critical to the total mix of information, thereby prohibiting them from making an informed decision about whether to tender their shares. As such, the Board breached its fiduciary duties to Sapient’s stockholders.

7.                                      For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction or, if the Proposed Transaction is consummated, to recover damages resulting from the Individual Defendants’ violations of their fiduciary duties.

THE PARTIES

8.                                      Plaintiff is, and at all relevant times has been, a stockholder of Sapient.

9.                                      Defendant Sapient is a corporation organized and existing under the laws of Delaware, with its principal executive offices located at 131 Dartmouth

Street, Boston, Massachusetts. Sapient common stock is traded on the NASDAQ Stock Market under the ticker symbol “SAPE.”

10.                               Defendant Herrick has served as President, Chief Executive Officer (“CEO”), and a member of Sapient’s Board since October 2006. In June 2012, Herrick was elected as Co-Chairman of the Board.

11.                               Defendant Jerry Greenberg (“Greenberg”) co-founded Sapient in 1991 and served as Co-Chairman of the Board and Co-CEO of the Company until 2006. He rejoined the Board in October 2010 and was elected as its Co-Chairman in June 2012.

12.                               Defendant Jim Benson (“Benson”) has been a member of Sapient’s Board since August 2007.

13.                               Defendant Silva Lagnado (“Lagnado”) has been a member of Sapient’s Board since September 2013.

14.                               Defendant J. Stuart Moore (“Moore”) co-founded Sapient in 1991 and served as Co-Chairman of the Board and Co-CEO of the Company until June 2006. He has been a member of the Board since 2006.

15.                               Defendant Rob L. Rosen (“Rosen”) has been a member of Sapient’s Board since February 2012.

16.                               Defendant Eva M. Sage-Gavin (“Sage-Gavin”) has been a member of Sapient’s Board since April 2013.

17.                               Defendant Ashok Shah (“Shah”) has been a member of Sapient’s Board since June 2008.

18.                               Defendant Vijay Singal (“Singal”) has been a member of Sapient’s Board since June 2008.

19.                               Defendant Curtis R. Welling (“Welling”) has been a member of Sapient’s Board since October 2013.

20.                               Defendants referenced in paragraphs 11 through 20 are collectively referred to as the “Individual Defendants” and/or the “Board.”

21.                               Defendant Publicis is a French société anonyme, located at 133 avenue des Champs Elysées, 75008 Paris, France.

22.                               Defendant Merger Sub is a Delaware corporation wholly-owned by Publicis and was created solely for the purpose of completing the Proposed Transaction.

THE FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

23.                               Because the Individual Defendants serve as officers and/or directors of the Company, they have a fiduciary relationship with Plaintiff and Sapient’s other stockholders and owe Plaintiff and the other members of the Class (defined herein) the fiduciary duties of good faith, care, loyalty, and candor.

24.                               By virtue of their positions as directors and/or officers, the Individual Defendants, at all relevant times, had the power to control and influence, and did control, influence, and cause Sapient to engage in the practices complained of herein.

25.                               Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s stockholders, and with such care - including reasonable inquiry - as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control, the directors must take all steps reasonably required to maximize the value stockholders will receive rather than use a change of control to benefit themselves. To diligently comply with this duty, the directors of a corporation may not take any action that:

a.                                      Adversely affects the value provided to the corporation’s stockholders;

b.                                      Contractually prohibits them from complying with or carrying out their fiduciary duties;

c.                                       Discourages or inhibits alternative offers to purchase control of the corporation or its assets;

d.                                      Will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s stockholders; or

e.                                       Will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public stockholders.

26.                               Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated duties owed to Plaintiff and the Company’s other stockholders, including their duties of loyalty, good faith, and due care, insofar as they, inter alia, failed to obtain the best price possible under the circumstances before entering into the Proposed Transaction, and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by Plaintiff or the Company’s other stockholders.

CLASS ACTION ALLEGATIONS

27.                               Plaintiff brings this action pursuant to Court of Chancery Rule 23, individually and on behalf of the owners of Sapient common stock (the “Class”). The Class specifically excludes Defendants herein, and any person, firm, trust, corporation, or other entity related to, or affiliated with, any of Defendants.

28.                               This action is properly maintainable as a class action because:

a.                                      The Class is so numerous that joinder of all members is impracticable. According to the Merger Agreement, as of October 30, 2014, approximately 140.8 million shares of Sapient stock were issued and outstanding.

The actual number of Sapient’s public stockholders can be ascertained through discovery;

b.                                      There are questions of law and fact common to the Class, including, inter alia, the following:

i.                                          Whether the Individual Defendants have breached their fiduciary duties of loyalty or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

ii.                                       Whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction;

iii.                                    Whether the Individual Defendants’ have breached their fiduciary duties by causing the Company to disseminate the materially false and misleading Recommendation Statement; and

iv.                                   Whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Transaction complained of herein consummated.

c.                                       Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class;

d.                                      Plaintiff’s claims are typical of the claims of the other members of the Class, and Plaintiff does not have any interests adverse to the Class;

e.                                       The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class that would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests; and

f.                                        Defendants have acted on grounds generally applicable to the Class regarding the matters complained of herein, thereby making the relief sought herein appropriate to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

Company Background and Structure

29.                               Sapient was founded in 1990 and is headquartered in Boston, Massachusetts. The Company has offices in 37 cities throughout the Americas, Europe, and the Asia-Pacific, and employs 13,000 people. Sapient’s clients consist primarily of leading Global 2000 companies in a wide range of industries, including financial services, retail, technology and communications, consumer goods, travel and leisure, automotive, energy, and governments.

30.                               The Company operates three divisions: SapientNitro, Sapient Global Markets, and Sapient Government Services.

31.                               SapientNitro offers web development, traditional advertising, media planning and buying, and strategic planning and marketing analytics. SapientNitro also provides marketing and creative services, such as visual concept design, branding building strategies, customer loyalty and relation strategies, customer lead generation and management, and integrated advertising campaigns.

32.                               Sapient Global Markets offers business and technology services, including commodities trading, derivatives platforms, data management, operational risk, portfolio accounting, trade documentation, regulatory reporting, and valuation and risk analytics. Sapient Global Market also consults for the banking, investment management, energy, and commodity industries.

33.                               Sapient Government Services offers program management, solution delivery, strategy, and communications and outreach services, as well as provides consulting, technology, and marketing services. The division serves financial services, retail, technology and communications, consumer packaged goods, travel and leisure, automotive, energy services, government, health, and education sectors.

The Company’s Strategic Acquisitions and Poise for Growth

34.                               Over the past few years, the Company made numerous acquisitions that have broadened Sapient’s markets, complemented the Company’s existing services, and expanded its service offerings. Over the last four years, the Company has specifically enhanced SapientNitro, its interactive and traditional marketing division, by:

a.                                      In July 2011, Sapient acquired Clanmo GmbH, a full-service mobile interactive agency based in Germany, which focuses on mobile strategy, design, and technological implementation;

b.                                      In September 2011, the Company acquired D&D Holdings Ltd., a London-based advertising agency operating in the United Kingdom and continental Europe;

c.                                       In November 2012, Sapient acquired Second Story Inc., an interactive studio located in Portland, Oregon;

d.                                      In December 2012, Sapient acquired (m)Phasize, LLC, a company providing marketing analytics located in Westport, Connecticut;

e.                                       In January 2013, Sapient acquired a 71% interest in iThink Comunicação e Publicidade Ltda, an independent digital agency based in Sao Paulo, Brazil (Sapient subsequently increased its ownership to 84%);

f.                                        In December 2013, Sapient acquired “la comunidad” CORPORATION and La Comunidad S.A., an independent multicultural creative agency based in Miami, Florida and Buenos Aires, Argentina; and

g.                                       In March 2014, Sapient acquired Campfire, an award-winning agency, renowned for groundbreaking marketing, branded entertainment, and cross-media storytelling.

35.                               In addition, the Company expanded the Sapient Government Services division through the acquisition of OnPoint Consulting, Inc., a technology consulting firm based in Arlington, Virginia, that provides enterprise systems and infrastructure services to the federal government.

36.                               These acquisitions have helped Sapient position itself for future growth.

37.                               On May 6, 2014, the Company announced first quarter 2014 earnings results. Sapient’s first quarter service revenues were $341.5 million in 2014, an increase of 16.7% compared to the same quarter of the prior year. The Company predicted that second quarter 2014 services revenues would range from $350 to $360 million.

38.                               On August 6, 2014, the Company announced its second quarter 2014 earnings results. Sapient beat its revenue predictions and reported $362.2 million in service revenues, a 15.2% increase compared to the second quarter of 2013. On an earnings conference call that day, Herrick emphasized the Company’s ever-widening reach and the vast potential for new growth and markets. He concluded:

[A]ll [the] opportunity areas that we see that we’ve been focused on remain strong for us, and interest and relevance with our clients also remain strong. And we feel like we’re well positioned to continue to grow across those opportunities over the next several years. Differentiation is strong. As you know, our client list is strong, our win rates are very strong and we continue to take share in the marketplace.

39.                               In the fall of 2014, investors, recognizing the Company’s potential, have begun recently to purchase options at an uncharacteristically large volume. According to Trade Alert, an options analytics trading firm, between October 29 and 31, 2014, over 6,800 calls and 1,000 puts were traded on Sapient’s options. Commenting on the recent flurry in activity, optionMonster.com’s lead analyst, David Russell, remarked: “Someone is definitely making a lot of money on this and they were buying the calls right before the merger was announced[.]”

The Proposed Transaction Was the Result of a Flawed Process

40.                               The Proposed Transaction resulted from a deeply flawed negotiation process. Publicis indicated to Defendant Herrick from very early in negotiations that it was interested in retaining key members of Sapient in the post-transaction company. Although another company had expressed its interest in purchasing Sapient and requested numerous meetings with Defendant Herrick to discuss a potential deal, the Board rushed to complete a deal with Publicis and secure post-

employment for Sapient’s senior management before meeting with other potential purchasers that expressed an interest in a transaction. In doing so, the Board placed the interests of management and other insiders ahead of Sapient’s public stockholders.

41.                               Several entities recognized Sapient’s future potential and recently expressed an interest in purchasing the Company. In early August 2013, the CEO of a company identified in the Recommendation Statement as “Company A” expressed to a Sapient representative that it was interested in discussing the benefits of a potential transaction with the Company. From August through May 29, 2014, representatives of Sapient and Company A met and had several discussions about a potential transaction.

42.                               Company A, however, was not the only transaction presented to Sapient and its representatives for consideration. From the fall of 2013 through early June 2014, a private equity sponsor suggested to Defendant Herrick that the Company should consider a going private transaction.

43.                               In June 2014, a representative of Publicis indicated to Defendant Herrick that Publicis was interested in discussing a potential strategic opportunity. On July 23, 2014, Defendant Herrick with Maurice Lévy (“Lévy”), the CEO and Chairman of Publicis, to discuss a potential business combination. Although Lévy did not communicate Publicis’ preliminary valuation of the Company, he indicated that Publicis would be prepared to make a concrete, all-cash proposal shortly.

44.                               On August 13, 2014, Sapient’s Board met and discussed the conversations Herrick had with Lévy and Company A representatives. Following the meeting, Herrick “periodically briefed and received input from several [B]oard members” about discussions with Lévy.

45.                               Lévy and Herrick communicated during the remainder of August 2014 about the advertising and marketing industries and the potential benefits of a business combination between the two companies, including the retention of critical talent and the leadership of the business following any transaction.

46.                               On September 1 and 7, 2014, Publicis submitted indications of interest to Herrick indicating that it was willing to purchase the Company for $20.00 and $21.00 per share in cash, respectively. Following a September 10, 2014 Board meeting, Herrick communicated to Lévy that Sapient was “very enthusiastic about the Company’s standalone” prospects and would be unwilling to enter into a transaction at the amounts Publicis proposed. Lévy asked Herrick what his price expectations would be for a potential deal, and “based on discussions with the Board” indicated that a price “at least in the mid-$20.00’s per share” would “garner interest from the Board.”

47.                          On September 22, 2014, Herrick and Lévy met again to discuss a potential transaction between the two companies, including certain strategic elements. At this meeting, Herrick and Lévy discussed the “importance of retaining key talent, including Mr. Herrick” and the potential for one of the Company’s founders to join the supervisory board of Publicis.

48.                          Several days later, on September 26, 2014, Lévy submitted a revised proposal on behalf of Publicis to acquire the Company for $23.00 per share in cash and indicated that “securing a commitment from Herrick and certain other key people” was an “essential” for the combined company.

49.                          At a September 30, 2014 meeting, Herrick updated the Board on his recent conversations with Lévy. The Board’s financial advisors, Goldman, Sachs & Co. (“Goldman Sachs”) and Blackstone Advisory Partners L.P. (“Blackstone”) discussed other potential acquirors and their likelihood of pursuing a transaction with the Company around Publicis’s most recent offer.

50.                          In the beginning of October, the CEO of Company A contacted Herrick and suggested that the two meet. Although Herrick stated that he was willing to meet, no date was set. Company A’s CEO contacted Herrick again at the end of October to suggest a meeting. Despite Company A’s repeated attempts to meet with Herrick, no meeting was set.

51.                          Rather than meeting with Company A and foster a competitive bidding process, Herrick turned his attention to negotiating in earnest with Publicis, where he had secured post-transaction employment in the surviving entity. On October 6, 2014, Herrick communicated to Lévy that “based on discussions with individual directors,” the Board would consider a deal at a price of at least $25.00 per share.

52.                          On October 21, 2014, Lévy informed Herrick that Publicis was willing to offer $25.00 per share. The Board considered the proposal the following day with its advisors, including whether other potential acquirors would offer a comparable price to Publicis and whether it would be advisable to contact other parties. The Board also discussed the risk that a leak of a potential deal would cause to the retention of “key talent and key clients,” which Publicis insisted was key to any deal.

53.                          From October 23 through October 30, 2014, the Board and its representatives negotiated the terms of the Merger Agreement, which was preconditioned on securing retention agreement from key Sapient executives.

54.                          On the morning of October 30, 2014, Herrick informed the Board that the CEO of Company A contacted him to schedule a meeting. Rather than meet with representatives of Company A, who had expressed an interest in discussing a transaction numerous times, Herrick was focused on securing a transaction that would provide him with post-transaction employment. Therefore, on November 1, 2014, the Board executed the Merger Agreement without having discussed a transaction with any other potential purchasers, including Company A that had expressed an interest in pursuing a transaction on numerous occasions.

The Proposed Transaction Undervalues the Company

55.                          In a press release dated November 3, 2014, the Company announced that it had entered into the Merger Agreement with Publicis, pursuant to which Publicis, through Merger Sub, will launch the Tender Offer to acquire all of the Company’s outstanding shares for $25.00 per share.

56.                          The Proposed Transaction consideration fails to adequately compensate Sapient’s stockholders for the tremendous upside and the earning potential that the Company has built for itself in the past few years, as well as for the significant benefits Publicis stands to gain as a result of the Proposed Transaction.

57.                          In fact, Publicis seeks to acquire the Company at the most opportune time, before the Company has fully realized the benefits of its recent acquisitions, and at a time when Sapient’s value is at a heavy discount given its tremendous potential to grow in the coming years.

58.                          Indeed, Yahoo! Finance has reported that one analyst set a price target of $25.00 per share, the same amount as the consideration stockholders will receive in the Proposed Transaction despite failing to account for a control premium.

59.                          On November 4, 2014, the day after the Proposed Transaction was announced, analysts at TheStreet Ratings.com had Sapient as a “buy,” due to its: (i) above industry average revenue growth; (ii) lack of debt and a near zero debt-to-equity ratio; (iii) above industry average net income growth; and (iv) expected earnings per share growth in 2015.

60.                          The Proposed Transaction is a strategic acquisition for Publicis and designed to help Publicis widen its already expansive reach and become the leading marketing company in the industry. Acquiring Sapient will help Publicis grow into one of the world’s largest, all purpose marketing, advertising, and technology companies. Furthermore, Publicis projects that the acquisition of Sapient will create €50 million ($62.6 million) in annual synergies within three years of the Proposed Transaction. Indeed, Publicis has stated that the acquisition of Sapient will accelerate its growth and add to its earnings per share.

61.                          Speaking about the value and substantial benefits that Sapient brings to Publicis, Maurice Lévy, Chairman and CEO of Publicis Groupe, stated in the press release announcing the Proposed Transaction:

Sapient is a crown jewel,’ a one of a kind company born in the technology space with strengths in marketing, communications, consulting and omni-channel commerce, all of which are equally important to best help clients achieve their digital transformation. It will also give Publicis Groupe access to new markets and creating new revenue streams. This acquisition fulfills many of Publicis Groupe’s objectives: we will enhance our leadership position in digital, achieve our goal of deriving 50% of our revenues from digital and technology three years ahead of our 2018 plan, and leverage technology, consulting capabilities to expand in new verticals, and offering new and exciting opportunities to our talents.

(Emphasis added).

62.                          The Company’s acquisition benefits Publicis in multiple respects, all of which are a direct result of the steps the Company took in recent years to increase its technological and global competitiveness. In fact, Publicis acknowledges that “Sapient brings unmatched technology strength” and that “Sapient’s global footprint will allow [Publicis] to seamlessly perform services delivering greater value to clients at competitive costs and in an accelerated time frame.”

63.                          Despite the significant synergies inherent in the transaction for Publicis, the Board failed to secure a fair price for the Company, either for the intrinsic value of its assets or the value of the Company’s assets to Publicis.

64.                          Given the Company’s strong performance, its ideal positioning for future growth, and the synergies the Company’s acquisition would bestow on Publicis, the consideration Sapient stockholders will receive is inadequate and significantly undervalues the Company.

The Unreasonable Deal Protection Devices

65.                          In addition, as part of the Merger Agreement, Defendants agreed to certain onerous and unreasonable deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and potentially preclude competing offers from emerging for the Company.

66.                          Section 5.03 of the Merger Agreement includes a “no solicitation” provision barring the Company from soliciting interest from other potential acquirers in order to procure a price in excess of the amount offered by Publicis. Section 5.03(b) requires that the Company terminate any and all prior or ongoing discussions with other potential acquirers, and includes a provision whereby Sapient may not waive a standstill agreement.

67.                          Pursuant to Section 5.03(e) of the Merger Agreement, should an unsolicited bidder submit a competing proposal, the Company must notify Publicis of the bidder’s identity and the terms of the bidder’s offer. Thereafter, the Merger Agreement demands that should the Board determine to enter into a superior competing proposal, it must notify Publicis within four business days of its decision, in which the Company must negotiate in good faith with Publicis (if Publicis so desires) and allow Publicis to amend the terms of the Merger Agreement to make a counter-offer so that the competing acquisition proposal would no longer constitute a superior offer. In other words, the Merger Agreement gives Publicis access to any rival bidder’s information and allows Publicis a free right to top any superior offer simply by matching it. Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly assures that any “auction” will favor Publicis and piggy-back upon the due diligence of the foreclosed second bidder.

68.                          The Merger Agreement also provides that Sapient must pay Publicis a $125 million termination fee if the Company decides to pursue the competing offer, thereby essentially requiring that the competing bidder agree to pay a naked premium for the right to provide the stockholders with a superior offer.

69.                          Moreover, in connection with the Proposed Transaction, Individual Defendants Greenberg, Moore, and Herrick, who collectively own approximately 18% of Sapient’s common stock, have entered into voting agreements to tender their shares into the Tender Offer. Accordingly 18% of Sapient’s common stock is already “locked up” in favor of the Proposed Transaction.

70.                          Ultimately, these deal protection provisions unreasonably restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes, or would reasonably be expected to constitute, a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

The Individual Defendants’ Self-Dealing

71.                          In addition to focusing on a transaction that ensured certain officers and directors would have post-transaction employment, many of the Company’s officers and directors stand to receive lucrative payouts upon the consummation of the Proposed Transaction

72.                          Under the terms of the Merger Agreement, all Performance Restricted Stock Units (“PRSU”), Restricted Stock Units (“RSU”) and Stock Options will be cancelled upon the consummation of the Proposed Transaction, entitling the holders to receive the full value for each PRSU, RSU, or stock option. However, there have been throwaway conditions placed on the equity awards given to 24 of the Company’s executives (“Specified Sapient Executives”). The Specified Sapient Executives have secured for themselves future employment with Sapient and in order for them to receive the full value of their PRSU or RSU they must sign retention letter agreements within 45 days of November 1, 2014, or they must remain employed at the combined company through the date that the awards vest.

73.                          Of the 24 Specified Sapient Executives, many of them, including Herrick, Wexler, and Register, have already agreed to Executive Retention Letter Agreements (“Retention Agreements”) with Publicis. Under the terms of the

Retention Agreements each executive will continue to be employed by Publicis for three years after the Proposed Transaction is consummated. Each executive has negotiated that they will receive compensation and benefits for themselves that are no less favorable to their current salaries and other benefits. Furthermore, they each signed “golden parachute” agreements with Publicis to protect their compensation packages for two years after the Proposed Transaction in the event they are terminated under certain circumstances. Herrick will serve as CEO of PublicisSapient, Wexler will serve as President of SapientNitro, and Register will serve as President of Global Markets of PublicisSapient.

74.                          Individually, Defendant Herrick could receive over $25 million if Publicis terminates his employment within twenty-four (24) months of the consummation of the Proposed Transaction. Specifically, Herrick would receive approximately $3.29 million in “golden parachute” compensation and $21.9 million from his Sapient equity holdings.

75.                          Aside from the possible payments that Herrick could receive upon the consummation of the Proposed Transaction and his involuntary termination, other current and former Sapient executive officers also stand to receive lucrative cash payments for their PRSU, RSU, and Stock Options upon the consummation of the Proposed Transaction. In accordance with the terms agreed to by the Board in the

Merger Agreement, the current and former Sapient executive officers, detailed in the chart below, could collectively receive over $42 million:

Name of Executive Officer	Dollar Amount of Payments Entitled To Upon Consummation of the Proposed Transaction
Alan J. Herrick	$21,900,625
Joseph S. Tibbetts, Jr.	$3,404,200
Alan M. Wexler	$5,308,075
Harry Register	$4,398,900
Joseph A. LaSala, Jr.	$2,021,125
Christian Oversohl*	$3,783,850
Laurie MacLaren	$1,734,107
Preston Bradford*	$1,741,450
Total =	$42,550,882.00

*Signifies that the executive officer is no longer a Company employee, but they hold unvested restrict stock units (“RSUs”) that continue to vest in accordance with their original Change in Control Severance Agreements.

76.                          Furthermore, the Company’s non-employee directors stand to gain $153,075 each for their RSUs:

Name of Director	Dollar Amount of Restricted Stock Units
James M. Benson	$153,075
Jerry A. Greenberg	$153,075
Silvia Lagnado	$153,075
J. Stuart Moore	$153,075

Robert L. Rosen	$153,075
Eva M. Sage-Gavin	$153,075
Ashok Shah	$153,075
Vijay Singal	$153,075
Curtis R. Welling	$153,075

The Materially Incomplete and Misleading Recommendation Statement

77.                          On November 12, 2014, the Company filed the Recommendation Statement with the SEC. The filing, which was issued in connection with the Proposed Transaction, recommended that stockholders tender their shares. Importantly, the Recommendation Statement fails to provide the Company’s stockholders with material information thereby precluding them from making an informed decision about whether to tender their shares.

78.                          The Recommendation Statement fails to disclose certain information pertaining to the Company’s financial projections. The Recommendation Statement should disclose the projected synergies from the Proposed Transaction, including the costs necessary to realize the anticipated synergies.

Goldman Sachs’ Financial Analyses

79.                          The Recommendation Statement fails to provide material information about Goldman Sachs’ financial analyses, including the underlying methodologies, key inputs, and multiples.

80.                          The Recommendation Statement should provide a valuation summary with Sapient’s fully diluted shares outstanding, cash, debt, equity value at the unaffected price and the offer price, enterprise value at the unaffected price and the offer price, and the pricing multiples if calculated.

81.                          With respect to Goldman Sachs’ Selected Companies Analysis, the Recommendation Statement should disclose: the objective selection criteria; the company-by-company multiples; and the financial metrics that Goldman Sachs observed.

82.                          With respect to Goldman Sachs’ Illustrative Present Value of Future Share Price Analysis, the Recommendation Statement should disclose: an explanation, including all necessary assumptions and figures, as to how Goldman Sachs converted the enterprise value into equity value, and then from equity value into equity value per share; and identify, quantify, and source all assumptions Goldman Sachs used to calculate the cost of equity

83.                          With respect to Goldman Sachs’ Illustrative Discounted Cash Flow Analysis, the Recommendation Statement should: identify, quantify, and source all assumptions Goldman Sachs used to calculate the weighted average cost of capital; explain why the weighted average cost of capital is higher than the indicated cost of equity as calculated in the Illustrative Present Value of Future Share Price

Analysis; and disclose the implied pricing multiples corresponding to the assumed growth rates.

84.                          With respect to Goldman Sachs’ Selected Precedent Transactions Analysis, the Recommendation Statement should disclose the objective criteria used to select the precedent transactions; the observed transaction-by-transaction enterprise values, pricing multiples, and financial metrics; and whether Goldman Sachs examined other multiples and/or transaction premiums, and if so, disclose the multiples and/or transaction premiums.

Blackstone’s Financial Analyses

85.                          The Recommendation Statement fails to provide material information about Blackstone’s financial analyses, including the underlying methodologies, key inputs, and multiples.

86.                          With respect to the Transaction Overview section of Blackstone’s financial analysis, the Recommendation Statement should disclose the pricing multiples that Blackstone used to calculate the unaffected price and the offer price.

87.                          The Recommendation Statement uses two different share counts. In the Selected Companies Analysis and Discounted Cash Flow Analysis, Blackstone used a share count of 142.9 million, which excludes RSUs. In the Selected Precedent Transactions Analysis, however, the share count was 147.9 million. The

Recommendation Statement should disclose the reason for the using two different share counts in the various analyses.

88.                          With respect to Blackstone’s Selected Companies Analysis, the Recommendation Statement should disclose: the objective selection criteria and the observed company-by-company pricing multiples and financial metrics that Blackstone examined; whether other multiples were examined, and if so, the examined multiples; and the most and least pertinent categories and companies that Blackstone examined.

89.                          With respect to Blackstone’s Selected Precedent Transactions Analysis, the Recommendation Statement should disclose: the objective criteria Blackstone used to select the precedent transactions; the observed transaction-by-transaction enterprise values, pricing multiples, and financial metrics; the other multiples and/or transaction premiums examined, if any; explain why the iCrossing transaction was included considering it did not have TM or NTM EBITDA multiples; and an explanation why SBC is excluded from both pre-SBC and post-SBC EBITDA figures.

90.                          With respect to Blackstone’s Discounted Cash Flow Analysis, the Recommendation Statement should disclose: the implied pricing multiples corresponding to the assumed growth rates; identify, quantify, and source all assumptions used to calculate the weighted average cost of capital; and explain why the certain indicated companies were excluded from the weighted average cost of capital analysis.

The Process Leading to the Execution of the Merger Agreement

91.                          The Recommendation Statement fails to disclose critical information about the process leading to the execution of the Merger Agreement. Each of the omissions are material to stockholders because they prohibit stockholders from making a fully informed decision about whether to tender their shares.

92.                          At the August 13, 2014 Board meeting, the Recommendation Statement states that Herrick updated the Board about his recent conversations with Publicis and Company A. After the update, the Board concluded that the “best path for the Company and its stockholders was to remain independent, but that it would be “beneficial to continue to explore” Lévy’s proposal and “authorized [Defendant] Herrick to proceed with further discussions” with Lévy. The Recommendation Statement should disclose: whether it authorized Herrick to continue discussions with Company A, and if not, the reasons why; and whether the Board considered another strategic transaction, specifically a “going private” transaction that a private equity sponsor suggested from the Fall of 2013 through early June 2014.

93.                          In the weeks following the August 13, 2014 Board meeting, the Recommendation Statement states that “in addition to formal board meetings,

[Defendant] Herrick periodically briefed and received input from several board members as to the discussions with Lévy.” The Recommendation Statement should disclose: how many formal Board meetings were held in the following weeks, and the substance of the discussions involving Lévy’s offer, as well as any discussions concerning strategic alternatives; the names of the “several board members” that Herrick spoke with, and the substance of the discussions; and whether the entire Board knew of the “input” that individual members gave Herrick.

94.                          The Recommendation Statement states that over the course of August 2014, Herrick and Lévy continued to communicate and discussed the “retention of critical talent” and the “leadership of the business unit” in the event a transaction was consummated. The Recommendation Statement should disclose: what was said with respect to the “retention of critical talent” and the “leadership of the business unit”; the Sapient employees that were deemed “critical talent”; whether Herrick’s position was discussed, and if so, what was said; whether Herrick or Lévy initiated the discussion concerning the “retention of critical talent” and the “leadership of the business unit”; and whether Herrick informed the Board (or individual Board members) about his discussions with Lévy.

95.                          The Recommendation Statement states that following a September 10, 2014 Board meeting, Lévy asked Herrick what his price expectations would be for a potential deal. Herrick responded that “based on discussions with the Board,” his view was that a price in “at least in the mid-$20.00’s per share” would “garner interest from the Board.” The Recommendation Statement should disclose: the basis for Herrick’s statement on valuation, including whether valuation was discussed with the entire Board; and the range of values that the Board discussed for the Company.

96.                          The Recommendation Statement states that on September 22, 2014 Herrick and Lévy met to discuss a potential transaction. The two discussed the “importance of retaining key talent, including Mr. Herrick” and the potential for one of the Company’s founders to join the supervisory board of Publicis. The Recommendation Statement should disclose: whether Lévy or Herrick initiated the discussion about “retaining key talent” and the possibility of one of Sapient’s founders joining the Publicis supervisory board; whether Lévy identified which members of Sapient would be considered “key talent,” and if Herrick would be included; whether salary was discussed for “key talent”; and whether Herrick informed the Board of his discussions with Herrick concerning the retention of key talent and the possibility of Sapient’s founder joining the Publicis supervisory board, and if so, what the Board (or Board members) said.

97.                          The Recommendation Statement states that on September 26, 2014, Lévy submitted a revised proposal on behalf of Publicis to acquire the Company for $23.00 per share in cash and indicated that “securing a commitment from

Herrick and certain other key people” was “essential” for the combined company. The Recommendation Statement should disclose: who were the “key people” other than Herrick that would need to commit to remaining with the post-transaction company; whether salary and other benefits were discussed, and if so, what was said; and if Herrick informed the Board about his discussions with Lévy concerning the commitment of “key” Sapient employees.

98.                          The Recommendation Statement states that at a September 30, 2014 meeting, Defendant Herrick updated the Board on his recent conversations with Lévy and that the Board discussed with its financial advisors other potential acquirors and the likelihood of other potential acquirors being interested in pursuing a transaction with Sapient at the price Lévy recently expressed. The Recommendation Statement should disclose: whether Herrick updated the Board on his discussions with Lévy concerning the retention of key employees, and if so, what the Board said; the number of potential acquirors that were discussed, including whether they were strategic or financial purchasers; the likelihood that the identified potential acquirors could offer a price around $23.00 per share; and if the Board considered soliciting interest from other potential acquirors, including Company A.

99.                          The Recommendation Statement states that Defendant Herrick and the CEO of Company A attempted to schedule a meeting on two separate occasions in

October 2014. The Recommendation Statement should disclose: why no firm date was set; and whether Herrick informed the Board that the CEO of Company A expressed an interest on two separate occasions to meet with Herrick before October 30, 2014.

100.                   The Recommendation Statement states that on October 6, 2014, Herrick communicated to Lévy that “based on discussions with individual directors,” the Board would consider a deal at a price of at least $25.00 per share. The Recommendation Statement should disclose: whether the entire Board expressed that it would consider a deal at a price of at least $25.00 per share; the individual directors that Herrick spoke with that formed the basis for his statement that the Board would consider a deal at $25.00 per share; the price ranges that the “individual directors” described; and the dates he spoke with the individual directors.

101.                   The Recommendation Statement states that during an October 22, 2014 Board meeting, the Board considered Lévy’s most recent proposal to acquire the Company for $25.00 per share, including whether other potential acquirors would offer a comparable price to Publicis and whether it would be advisable to contact other parties. The Recommendation Statement should disclose: what consideration, if any, the Board gave to approaching other potential acquirors, especially Company A; if the Board approached Company A, the substance of the discussions and the key terms of any potential transaction that was discussing, including price; and if Sapient did not approach Company A, the reasons for not contacting them.

102.                   The Recommendation Statement states that on September 23, 2014, Sapient retained Goldman Sachs and Blackstone to serve as “financial advisors to the Company with respect to a potential strategic transaction[.]” The Recommendation Statement should disclose the reason why the Company retained two financial advisors instead of one; the reason the financial advisors were compensated differently; and whether the duties of Goldman Sachs and Blackstone differed.

103.                   Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company stockholders will continue to suffer absent judicial intervention.

COUNT I

Breach of Fiduciary Duties
(Against All Individual Defendants)

104.                   Plaintiff repeats all previous allegations as if set forth in full herein.

105.                   The Individual Defendants have violated their fiduciary duties owed to the public stockholders of Sapient and have acted to put their personal interests ahead of the interests of Sapient stockholders.

106.                   The Individual Defendants’ recommendation of the Proposed Transaction will result in a change of control of the Company that imposes heightened judicial scrutiny of the Board’s process and its obligation to maximize Sapient’s value for the benefit of the stockholders.

107.                   The Individual Defendants have breached their fiduciary duties owed to the stockholders of Sapient because, among other reasons:

a.              they failed to take steps to maximize the value of Sapient to its public stockholders and took steps to avoid competitive bidding;

b.              they failed to properly value Sapient; and

c.               they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Transaction.

108.                   As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Sapient’s assets and will be prevented from benefiting from a value-maximizing transaction.

109.                   Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

110.                   Plaintiff and the Class have no adequate remedy at law.

COUNT II

Breach of Fiduciary Duty for Inadequate or Misleading Disclosure in
Connection with the Proposed Transaction

(Against All Individual Defendants)

111.                   Plaintiff repeats all previous allegations as if set forth in full herein.

112.                   The fiduciary duties of the Board members in the circumstances of the Proposed Transaction require them to disclose to Plaintiff and the Class all information material to the decisions confronting Sapient stockholders.

113.                   As set forth above, the Board members have breached their fiduciary duties by making materially inadequate disclosures and material disclosure omissions.

114.                   As a result, Plaintiff and the Class members are being harmed irreparably by virtue of being unable to cast a fully informed vote on the Proposed Transaction.

115.                   Plaintiff and the Class have no adequate remedy at law.

COUNT III

Aiding and Abetting the Board’s Breaches of Fiduciary Duties
(Against Sapient, Publicis, and Merger Sub)

116.                   Plaintiff repeats all previous allegations as if set forth in full herein.

117.                   Defendants Sapient, Publicis, and Merger Sub knowingly assisted the Individual Defendants’ breaches of fiduciary duties in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, Sapient provided, and Publicis and Merger Sub obtained, sensitive non-public information concerning Sapient and thus had unfair advantages that are enabling them to pursue the Proposed Transaction, which offers unfair and inadequate consideration.

118.                   As a result, Plaintiff and the Class members are being harmed.

119.                   Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment against Defendants jointly and severally, as follows:

(A)                                    declaring this action to be a class action and certifying Plaintiff as the Class representatives and her counsel as Class counsel;

(B)                                    enjoining, preliminarily and permanently, the Proposed Transaction;

(C)                                    in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(D)                                    directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E)                                     awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(F)                                      granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

Dated: November 19, 2014		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
OF COUNSEL:		Jeremy J. Riley (#5791)
2 Righter Parkway, Suite 120
LEVI & KORSINSKY LLP		Wilmington, DE 19803
Shane T. Rowley		(302) 295-5310
30 Broad Street, 24th Floor
New York, NY 10004		Attorneys for Plaintiff
(212) 363-7500